Exhibit 99.6

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereto) for the three months ended March 31, 2013 and the Corporation’s Press Release dated May 2, 2013 announcing its first quarter 2013 results. Further information, including Points’ Management’s Discussion and Analysis, Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2012, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of May 2, 2013.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s first quarter 2013 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRSs. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRSs.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Through its leading proprietary technology, our e-commerce solutions are utilized by over 45 of the world’s leading loyalty programs, including:

American Airlines AAdvantage	Scandinavian Airlines EuroBonus
British Airways Executive Club	Best Buy Rewards
Virgin Atlantic Flying Club	Lufthansa Miles & More
AF-KLM Flying Blue	Saudi Arabian Airlines Alfursan
Starwood Preferred Guest	Delta Air Lines SkyMiles
Hyatt Gold Passport	United Airlines MileagePlus
LANPASS	American Express Membership Rewards

Points delivers over $300 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

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The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended March 31, 2013 include:

Quarterly revenue of $36,918, an increase of 32% over the prior year quarter;
Quarterly gross margin of $6,659, an increase of 4% over the prior year quarter;
The Corporation ended the quarter with cash and cash equivalents of $39,611 and no debt; and
Points and miles transacted in the first quarter of 2013 increased 18% over the prior year quarter.
Earnings before interest, taxes, depreciation, amortization and foreign exchange (“EBITDA”) of $529, a decrease of 53% over the prior year quarter;

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SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

		For the three months ended
(In thousands of US dollars, except per
share amounts)		March 31, 2013	December 31, 2012	March 31, 2012
Revenue		$36,918	$40,803	$28,038
Gross margin		6,659	7 ,978	6,406
Ongoing operating expenses		6,130	6,417	5,289
EBITDA		529	1,561	1,117
Operating income (loss)		(418)	866	501
Net income (loss)		$(48)	$5,638	$574
Earnings (loss) per share
Basic		$(0.00)	$0.37	$0.04
Diluted	$	(0.00)	$0.37	$0.04
Weighted average shares outstanding
Basic		15,173,021	15,137,930	15,078,862
Diluted		15,386,989	15,306,791	15,221,793
Total assets		$73,467	$78,744	$59,371
Shareholders' equity		$28,127	$27,827	$20,186

BUSINESS RESULTS AND OUTLOOK

Financial results for the first quarter of 2013 reflect the continued strength of our loyalty solutions and a strong start to the year. We continued to make progress against our operational objectives while delivering strong quarterly revenue and financial results that were in-line or better than our expectations.

For the first quarter of 2013, the Corporation recorded a 32% year over year increase in gross revenues, largely driven by strong organic growth from existing partners as well as strong contribution from new partners and products launched over the course of the last twelve months. In line with the increase in revenues, we saw strong transactional activity across the platform. For the first quarter of 2013, points and miles transacted totaled 4.4 million, an increase of 18% on a year over year basis, largely reflective of strong marketing and merchandising efforts.

First quarter 2013 EBITDA was $529. While this was down 53% on a year over year basis, it reflects a continuation of the strategic investments the Corporation started to make toward the end of 2012. The investments made in the first quarter focused on key talent and resources that will expand and continue the innovation of our core business as well as advancing our open platform strategy.

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To date in 2013, we successfully brought to market three of our previously announced new partnerships. First, we welcomed Speedway, the fourth largest chain of company-owned and operated gasoline and convenience stores in the United States, as a participating partner on our Corporate Mileage Sales product. Second, we launched a partnership with Finnair, a leading Nordic airline. Our partnership will allow Finnair’s Plus members to Buy and Gift Finnair Plus points through our platform. Lastly, we welcomed SVM Fuel Circle Rewards, a global leader in providing innovative gift card solutions for businesses, to our Corporate platform.

Revenues from additional new partner and product launches in 2013, including our previously announced partnership with Southwest Airlines, are expected to be more heavily weighted toward the second half of the year. We remain on track to meet our 2013 revenue guidance and expect to see significant acceleration in revenue growth in the second half of 2013. Management also remains focused on long term growth and will continue to make meaningful investments throughout 2013 towards innovating and expanding our core business, evolving our open platform strategy, and improving data and transactional capabilities.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships with higher partner engagement that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

	For the three months ended
(In thousands of US dollars)	March 31, 2013	December 31, 2012	March 31, 2012
Principal	$34,600	$38,139	$25,340
Other partner revenue	2,304	2,657	2,689
Interest	14	7	9
Total revenue	$36,918	$40,803	$28,038
Direct cost of principal revenue	30,259	32,825	21,632
Gross margin	$6,659	$7,978	$6,406
Gross margin %	18%	20%	23%

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The Corporation generated quarterly revenue of $36,918 for the three months ended March 31, 2013, an increase of $8,880 or 32% over the first quarter of 2012 and a decrease of $3,885 or 10% over the fourth quarter of 2012.

Principal revenue for the first quarter of 2013 was $34,600, an increase of $9,260 or 37% over the first quarter of 2012. On a year over year basis, the increase in principal revenue was largely driven by stronger responses to marketing activity during the quarter with certain partners, the relative mix of partner revenues, and to a lesser extent, the impact of new principal partnerships launched at the end of 2012. Principal revenues decreased $3,539 or 9% from the fourth quarter of 2012. The sequential decline in revenues was anticipated, as mileage and point activity is seasonally strongest in the fourth quarter.

Other partner revenue for the first quarter of 2013 was $2,304, a decrease of $385 or 14% from the first quarter of 2012 and a decrease of $353 or 13% over the fourth quarter of 2012. The year over year decrease was largely due to the relative mix of partner and product sales during the quarter. The decline since the fourth quarter of 2012 was largely due to lower redemption activity on the points.com consumer portal, which typically peaks in the fourth quarter.

Gross margin for the first quarter of 2013 was $6,659, an increase of $253 or 4% from the prior year quarter. The increase in gross margin dollars was largely driven by our larger principal partners, which typically have an overall lower gross margin percentage. As a result, gross margin percentage decreased from 23% in the first quarter of 2012 to 18% in the first quarter of 2013. As we continue to launch larger principal partnerships, we expect to see growth in gross margin dollars coupled with gross margin percentages below 20%.

On a sequential basis, total gross margin was lower by $1,319 compared to the fourth quarter of 2012. The decrease was in line with the reduction in sales from the Corporation’s seasonally strongest period, the fourth quarter. As expected, gross margin percentage decreased from 20% in the fourth quarter of 2012 to 18% in the first quarter of 2013, largely due to the reset of certain annual performance targets which reduce per mile costs, typically achieved mid-year.

ONGOING OPERATING COSTS

	For the three months ended
(In thousands of US dollars)	March 31, 2013	December 31, 2012	March 31, 2012
Employment costs	$4,495	$4,373	$3,594
Marketing and communications	269	400	367
Technology services	235	198	173
Operating expenses	1,131	1,446	1,155
Total	$6,130	$6,417	$5,289

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Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, Management enters into foreign exchange forward contracts extending out one year to fix the functional currency cost of predictable Canadian dollar expenditures. Ongoing operating costs for the first quarter of 2013 were $6,130 for the first quarter of 2013, an increase of $841 or 16% from the first quarter of 2012 and a decrease of $287 or 4% from the fourth quarter of 2012.

Employment Costs

Employment costs include salaries and bonus, employee share-based compensation expense, contract labour charges, recruiting, benefits and other related taxes and are predominantly incurred in Canadian dollars. Employment costs of $4,495 in the first quarter of 2013 increased $901 or 25% from the first quarter of 2012 and increased $122 or 3% from the fourth quarter of 2012.

The increase in employment costs over the prior year quarter was primarily attributable to an increase in full time equivalents (“FTEs”), which increased from 116 in the first quarter of 2012 to 125 in the first quarter of 2013. Headcount additions made over the last twelve months were primarily focused on additional marketing, technology and product management resources. We will continue to make strategic headcount investments throughout 2013 in these areas as we execute on expanding our core products and evolving our open platform strategy. The increase in employment costs over the fourth quarter of 2012 was primarily due to the timing of employment-related withholdings typically incurred in the first half of the year, and the impact of annual cost of living adjustments.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations related costs, and other on-line marketing and promotional activities. Marketing costs for the first quarter of 2013 decreased $98 or 27% from the first quarter of 2012 and decreased $131 or 33% from the fourth quarter of 2012. The decline in marketing costs over the fourth quarter of 2012 was largely due to timing of marketing and promotional activities related to the Corporate mileage sales product.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Costs of technology services increased $62 or 36% from the first quarter of 2012 and increased $37 or 19% from the fourth quarter of 2012. Increases over the prior periods were largely due to certain costs incurred in advance of new partner launches anticipated in 2013.

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Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the first quarter of 2013 were $1,131, a decrease of $24, or 2% over the first quarter of 2012 and $315, or 22% over the fourth quarter of 2012. The sequential decrease was primarily driven by costs incurred in support of the China Rewards investment in the fourth quarter of 2012.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE, AND IMPAIRMENT (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization and foreign exchange, and impairment. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRSs. Other issuers may or may not include foreign exchange and impairment costs in their definition of EBITDA. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating Income (Loss) to EBITDA

	For the three months ended
(In thousands of US dollars)	March 31, 2013	December 31, 2012	March 31, 2012
Operating income (loss)	$(418)	$756	$501
Depreciation and amortization	919	728	661
Foreign exchange (gain) loss	28	(33)	(45)
Impairment of long-lived assets	-	110	-
EBITDA	$529	$1,561	$1,117

For the quarter ended March 31, 2013, the Corporation’s EBITDA was $529, a decrease of $588 or 53% versus the prior year quarter and a decrease of $1,032 or 66% over the quarter ended December 31, 2012. The change from the prior year quarter was largely driven by higher employment costs from strategic headcount investments made over the course of 2012 and in 2013. With ongoing operating expenses remaining in line between the fourth quarter of 2012 and the first quarter of 2013, the primary driver of the change in EBITDA between these sequential quarters was the change in revenue and gross margin, with the fourth quarter, seasonally stronger quarter.

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DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
(In thousands of US dollars)	March 31, 2013	December 31, 2012	March 31, 2012
Depreciation and amortization	$919	$728	$661
Foreign exchange (gain) loss	28	(33)	(45)
Interest and other income	-	1	-
Impairment of long-lived assets	-	110	-
Income tax recovery	(370)	(4,883)	(73)
Total	$577	$(4,077)	$543

Depreciation and Amortization Expense

Depreciation and amortization expense in the first quarter of 2013 increased $258 or 39% from the first quarter of 2012 and increased $191 or 26% from the fourth quarter of 2012. In the first quarter of 2013, depreciation and amortization expense includes the one time impact of a change from declining balance to straight line amortization for certain assets.

Foreign Exchange (Gain) Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-end foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the income statement.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2013 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the quarter ended March 31, 2013, the Corporation reclassified $32, net of tax, from other comprehensive loss into earnings. Any ineffective portion of the derivative’s gain or loss is recognized in current income. The cash flow hedges were highly effective at March 31, 2013. Realized gains from the Corporation’s hedging activities helped partially offset foreign exchange losses in 2013 driven by the depreciation of the U.S. dollar.

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For the quarter ended March 31, 2013, the Corporation recorded a foreign exchange loss of $28 compared with a foreign exchange gain of $33 in the fourth quarter of 2012, primarily driven by a strengthening of the US dollar which resulted in unrealized FX losses on the translation of the Corporation’s non-US dollar cash reserves. This was partially offset by the appreciation of the Canadian dollar, which unfavourably impacted the non-hedged portion of ongoing operating costs.

Income Tax Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax recovery of $370 which relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

	For the three months ended
(In thousands of US dollars except per
share amounts)	March 31, 2013	December 31, 2012	March 31, 2012
Net income (loss)	$(48)	$5,638	$574
Earnings (loss) per share
Basic	$(0.00)	$0.37	$0.04
Diluted	$(0.00)	$0.37	$0.04

The Corporation reported net loss of $48 for the quarter ended March 31, 2013 compared with net income of $5,638 for the quarter ended December 31, 2012 and a net income of $574 for the quarter ended March 31, 2012. The sequential decline in profit is primarily due to the non-recurring recognition of a deferred income tax asset of over $4.9 million in the fourth quarter and a decrease in sequential EBITDA.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,173,021 common shares for the quarter ended March 31, 2013, compared with 15,078,862 common shares for the quarter ended March 31, 2012. The Corporation reported basic earnings per share of nil for the first quarter of 2013 compared with basic earnings per share of $0.37 for the fourth quarter of 2012 and basic earnings per share of $0.04 for the first quarter of 2012.

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LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	March 31,	December 31,	March 31,
(In thousands of US dollars)	2013	2012	2012
Cash and cash equivalents	$39,611	$45,108	$37,622
Restricted cash	3,194	3,202	1,627
Funds receivable from payment processors	9,630	10,057	3,726
Security deposits	3,209	2,780	2,665
Total funds available	55,644	61,147	45,640
Payable to loyalty program partners	40,974	44,912	34,621
NET OPERATING CASH	$14,670	$16,235	$11,019

Total current assets	58,711	63,999	48,568
Total current liabilities	44,659	50,179	38,294
WORKING CAPITAL	$14,052	$13,820	$10,274

The Corporation’s financial strength is reflected in its balance sheet. As at March 31, 2013, the Corporation continues to remain debt-free with $14,670 of net operating cash (December 31, 2012 – $16,235). We define net operating cash as cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits less amounts payable to loyalty program partners. Net operating cash decreased $1,565 from December 31, 2012, primarily due to the timing of variable compensation and annual insurance premium payments.

The Corporation’s working capital (defined as current assets minus current liabilities) was $14,052 at March 31, 2013 compared to working capital of $13,820 as at December 31, 2012. Working capital has continued to increase as the Corporation continues to generate positive EBITDA. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

Sources and Uses of Cash

Cash Inflow (Outflow) Summary	For the three months ended
(in thousands of US dollars)	March 31, 2013	December 31, 2012	March 31, 2012
Operating activities	$(5,556)	$13,078	$2,978
Investing activities	(507)	(1,978)	(307)
Financing activities	188	5	369
Effects of exchange rates	378	(142)	(271)
Change in cash and cash equivalents	$(5,497)	$10,963	$2,769

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Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. In the first quarter of 2013, the Corporation experienced a typical net outflow in cash as it made payments to partners following its seasonally strongest period, the fourth quarter.

Investing Activities

Cash used in investing activities for the quarter ended March 31, 2013 was $507 and related to routine equipment purchases and hardware related to ongoing product development. When compared to the fourth quarter of 2012, cash used in investing activities decreased by $1,471. The decrease was largely due to a $1,575 letter of credit issuance to facilitate a bridge financing for the China Rewards investment in the fourth quarter.

We will continue to add technology resources throughout the year that are devoted to developing innovative loyalty products and advancing our open platform strategy. The Corporation will continue to fund all capital expenditures and investments through working capital. Finally, we expect to fund our remaining investment commitment in China Rewards during 2013 based on milestone achievements.

Financing Activities

Cash flows provided by financing activities in 2013 related solely to the issuance of capital stock from the exercise of employee stock options. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$3,033	$616		$726	$737	$654	$300
Principal revenue(2)	76,292	14,578		44,257	16,384	1,073	-
Investment commitment(3)	4,999	4,999		-	-	-	-
	$84,324	$20,193		$44,983	$17,121	$1,727	$300

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)

The Corporation has a contractual obligation to make an investment in China Rewards, which is contingent on specific performance milestones being met. Management anticipates the milestones to be met in 2013

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

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Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation does not anticipate that it will incur any further financial obligations as a result of these revenue guarantees. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

Subsequent to the first quarter of 2013, the Corporation completed its first full tranche investment of $2,499 in China Rewards in April 2013. Funding of the remaining tranches are conditional upon specific performance milestones being achieved by China Rewards which we anticipate to be met in 2013.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 218,796 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at April 24, 2013 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price

Options	May 6, 2013	71,166	18.10
Options	August 5, 2013	1,250	10.70
Options	October 8, 2013	3,500	6.00
Options	October 8, 2013	61,339	9.00
Options	December 15, 2013	500	4.10
Options	February 17, 2014	81,041	4.60

Total		218,796

OUTSTANDING SHARE DATA

As of April 24, 2013, the Corporation has 15,194,094 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 751,213 common shares. The options have exercise prices ranging from $3.40 to $18.10 with a weighted average exercise price of $10.12. The expiration dates of the options range from May 6, 2013 to March 18, 2018.

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The following table lists the common shares issued and outstanding as at April 24, 2013 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,194,094
Convertible Securities: Stock options	751,213	CAD$ 7,602,276
Common Shares Issued & Potentially Issuable	15,945,307	CAD$ 7,602,276
Securities Excluded from Calculation: Options Available to grant from ESOP(1)	543,251

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

SUMMARY OF QUARTERLY RESULTS

			Basic earnings	Diluted
		Net income	(loss) per	earnings (loss)
Three month period ended	Total Revenue	(loss)	share	per share
March 31, 2013	$36,918	$(48)	$(0.00)	$(0.00)
December 31, 2012	$40,803	$5,638	$0.37	$0.37
September 30, 2012	$34,339	$746	$0.05	$0.05
June 30, 2012	$36,329	$1,304	$0.09	$0.09
March 31, 2012	$28,038	$574	$0.04	$0.04
December 31, 2011	$32,929	$2,058	$0.14	$0.13
September 30, 2011	$28,807	$1,662	$0.11	$0.11
June 30, 2011	$32,725	$501	$0.03	$0.03

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed consolidated interim financial statements for the three months ended March 31, 2013, in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The same accounting policies and methods of computation are followed in the condensed consolidated interim financial statements as compared with the Corporation’s most recent audited consolidated financial statements including the notes, for the year ended December 31, 2012.

For a detailed discussion regarding the Corporation’s significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Note 2 and 3 of our condensed consolidated interim financial statements for the three months ended March 31, 2013 as well as the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2012.

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RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2012. There have been no changes during the quarter ended March 31, 2013.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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